UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 16)*

SWANK, INC. (Name of Issuer)

Common Stock, $.01 par value per share (Title of Class of Securities)

210-86971610 (CUSIP Number)

William D. Freedman, Esq., Troutman Sanders LLP
405 Lexington Avenue, New York, New York 10174
(212) 704-6000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2006 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 240.13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

        *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 10 Pages)

CUSIP No. 210-86971610	Page 2 of 10 Pages

1.	Names of Reporting Persons/I.R.S. Identification No. of Above Persons (Entities Only).
	The New Swank, Inc. Retirement Plan Trust

2.	Check the Appropriate Box if Member of a Group
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization		USA

Number of Shares	7. Sole Voting Power		0
Beneficially Owned	8. Shared Voting Power		0
By Each Reporting	9. Sole Dispositive Power		0
Person With	10. Shared Dispositive Power		0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		2,861,553

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*		[ ]

13.	Percent of Class Represented by Amount in Row (11)		48.9%

14.	Type of Reporting Person*		EP

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 210-86971610	Page 3 of 10 Pages

1.	Names of Reporting Persons/I.R.S. Identification No. of Above Persons (Entities Only).
	John Tulin

2.	Check the Appropriate Box if Member of a Group
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization		USA

Number of Shares	7. Sole Voting Power		233,830
Beneficially Owned	8. Shared Voting Power		1.977,330
By Each Reporting	9. Sole Dispositive Power		233,830
Person With	10. Shared Dispositive Power		503,261
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		2,446,814

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*		[ ]

13.	Percent of Class Represented by Amount in Row (11)		41.4%

14.	Type of Reporting Person*		IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 210-86971610	Page 4 of 10 Pages

1.	Names of Reporting Persons/I.R.S. Identification No. of Above Persons (Entities Only).
	Raymond Vise

2.	Check the Appropriate Box if Member of a Group
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization		USA

Number of Shares	7. Sole Voting Power		7,136
Beneficially Owned	8. Shared Voting Power		1,660,726
By Each Reporting	9. Sole Dispositive Power		7,136
Person With	10. Shared Dispositive Power		186,657
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		1,856,185

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*		[ ]

13.	Percent of Class Represented by Amount in Row (11)		31.7%

14.	Type of Reporting Person*		IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 210-86971610	Page 5 of 10 Pages

AMENDMENT NO. 16 TO JOINT FILING ON SCHEDULE 13D

OF

THE SWANK, INC. RETIREMENT PLAN TRUST

AND

JOHN TULIN AND RAYMOND VISE

WITH RESPECT TO SWANK, INC.

        This filing is Amendment No. 16 to the Statement on Schedule 13D (as amended to date, the “Schedule 13D”) filed on behalf of The Swank, Inc. Retirement Plan Trust (the “Retirement Plan Trust”) and John Tulin and Raymond Vise, trustees of the Retirement Plan Trust (the “Retirement Plan Trustees”) with respect to shares of the common stock, $.01 par value per share (the “Common Stock”), of Swank, Inc. (the “Corporation”).

Item 3.	Source and Amount of Funds or Other Consideration.

        Item 3 of the Schedule 13D is hereby amended by the addition of the following:

        “On June 30, 2006, the Estate of Marshall Tulin (the “Estate”) converted the Amended and Restated Convertible Promissory Note of the Company dated April 1, 2004, as amended and restated as of June 30, 2004, and payable to the order of the Estate (the “Note”) into 116,166 shares of Common Stock pursuant to a formula set forth in the Note. On such date, the Estate beneficially owned 316,604 shares of Common Stock (the “Estate Shares”). The Estate Shares include 14,546 shares of Common Stock held in Marshall Tulin’s accounts under the Retirement Plan. John Tulin, a Trustee, is also a co-executor of the Estate of Marshall Tulin.”

Item 4.	Purpose of Transaction.

        Reference is made to the information contained in Item 3 above, which is incorporated by reference herein and made a part hereof.

Item 5.	Interest in Securities of the Issuer

        Item 5 of the Schedule 13D is hereby amended by the addition of the following:

        “The following table sets forth information as of June 30, 2006 as to the shares of Common Stock beneficially owned by the Retirement Plan Trust and each of the Retirement Plan Trustees:

CUSIP No. 210-86971610	Page 6 of 10 Pages

Name	Amount and Nature of Beneficial Ownership	Percent of Class

The New Swank, Inc. Retirement Plan	2,861,553 (1)(2)	48.9%

John Tulin	2,446,814 (3)(4)(5)	41.4%

Raymond Vise	1,856,185 (3)(6)	31.7%
_________________
(1) This amount includes 1,014,170 shares of Common Stock allocated to participants’accounts in The New Swank, Inc. Retirement Plan (the “Retirement Plan”) and as to which such participants may direct the trustees of the Retirement Plan as to voting on all matters.

(2) This amount also includes 1,660,726 shares of Common Stock allocated to participants’accounts in the Retirement Plan as to which participants may direct the trustees as to voting only on certain significant corporate events and as to which the trustees may vote on all other matters in their discretion. Shares allocated to such accounts as to which no voting instructions are received are required to be voted in the same proportion as shares allocated to accounts as to which voting instructions are received. This amount also includes 186,657 shares held in accounts under the Retirement Plan as to which participants may direct the trustees as to voting on all matters and may be disposed of in the discretion of the trustees.

(3) John A. Tulin, our President and a director and Raymond Vise, a director, are co-trustees of the Retirement Plan. This amount includes 1,660,726 shares held in accounts as to which the trustees have sole voting power as to certain matters (see footnote 2 above) and 186,657 shares held in accounts under the Retirement Plan which may be disposed of in the discretion of the trustees (see footnote 2 above).

(4) This amount includes 1,060 shares owned by Mr. Tulin’s wife, 10,000 shares held jointly by Mr. Tulin and his wife, and 2,333 shares held by Mr. Tulin’s daughter. Mr. Tulin disclaims beneficial ownership of these shares. This amount also includes 50,000 shares which Mr. Tulin has the right to acquire within 60 days through the exercise of stock options granted under the 1998 Plan and 25,978 shares allocated to his accounts under the Retirement Plan.

(5) This amount includes 316,604 shares of Common Stock (the “Estate Shares”) held by the Estate of Marshall Tulin (the “Estate”), as to which Mr. Tulin acts as a co-executor. Mr. Tulin shares voting and dispositive power as to the Estate Shares. The Estate Shares include (a) 14,546 shares of Common Stock held in Marshall Tulin’s accounts under the Retirement Plan, and (b) 116,666 shares issued to the Estate from the conversion of the Note as more particularly described below under the caption “Certain Relationships and Related Transactions.” Mr. Tulin disclaims beneficial ownership of the Estate Shares.

CUSIP No. 210-86971610	Page 7 of 10 Pages

(6) This amount includes 1,666 shares which Mr. Vise has the right to acquire within 60 days through the exercise of stock options granted under the 1994 Plan.

        Since March 1, 2006, the date of the last amendment to this Schedule 13D, to June 30, 2006, the Retirement Plan Trust distributed the following shares of Common Stock to employees of the Corporation upon termination of their respective employment: 9,900 shares on March 7, 2006, 7,201 shares on March 10, 2006, 3,093 shares on March 23, 2006, 1,829 shares on April 21, 2006, 22,457 shares on May 16, 2006, 9,909 shares on May 22, 2006, and 71,880 shares on June 16, 2006. On May 31, 2006, Raymond Vise exercised options to purchase 5,001 shares of Common Stock.

        Except as described in this Item 3 above, none of the Retirement Plan Trust nor the Retirement Plan Trustees have effected any transactions in Common Stock during the past sixty days.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:

        “There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Retirement Plan Trustees and the Retirement Plan Trust or between the Retirement Plan Trust or the Retirement Plan Trustees and any other person with respect to any securities of the Corporation, including but not limited to the transfer or voting of any of the securities, finders’s fees, joint ventures, loan or option arrangements, puts, or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies except (a) the Amended and Restated Retirement Plan, (b) the Retirement Plan Trust, (c) a non-qualified stock option contract, dated August 11, 2005, between Raymond Vise and the Corporation, and (e) the Stockholders Agreement dated March 1, 2006 among the Corporation, John Tulin and James E. Tulin.”

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement

CUSIP No. 210-86971610	Page 8 of 10 Pages

SIGNATURE

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2006

The New Swank, Inc. Retirement Plan By: /s/ John Tulin, Trustee John Tulin, Trustee

/s/ John Tulin John Tulin

/s/ Raymond Vise Raymond Vise

CUSIP No. 210-86971610	Page 9 of 10 Pages

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement

CUSIP No. 210-86971610	Page 10 of 10 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

        Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended, we, the signatories of the amendment to the statement on Schedule 13D to which this Agreement is an exhibit, do hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

        This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 20th day of July 2006.

The New Swank, Inc. Retirement Plan By: /s/ John Tulin, Trustee John Tulin, Trustee

/s/ John Tulin John Tulin

/s/ Raymond Vise Raymond Vise